November 29, 2006

Mail Stop 4561

Mr. Joseph C. Hyde
Chief Financial Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, GA 30328

Re:    Global Payments Inc.
        Form 10-K for the year ended May 31, 2006
        Filed August 4, 2006
        Form 10-Q for the quarter ended August 31, 2006
        Filed October 6, 2006
        File No. 1-16111

Dear Mr. Hyde:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2006

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 45

Goodwill and Other Intangible Assets, page 49

1. We note that customer-related intangible assets are amortized using the straight-line method over their estimated useful lives of 2 to 30 years. Considering that the benefits from the acquisition of customer lists and merchant contracts tend to dissipate more rapidly in the earlier years due to attrition, please tell us how you concluded that the straight-line method of amortization is appropriate. It appears to us that an accelerated method of amortization would be a more appropriate way to allocate the cost of customer lists and merchant contracts to the periods that will benefit from the relationship consistent with paragraph 12 of SFAS 142.

Impairment of Long-Lived Assets, page 49

2. Please tell us how you have defined your asset groups in conducting impairment tests under SFAS 144. Specifically, address whether customer-related intangible assets, such as customer lists and merchant contracts, are tested at the merchant level or some higher level and provide us with your basis for that determination.

Form 10-Q for the quarter ended August 31, 2006

Item 4 – Controls and Procedures, page 29

3. Please advise us whether management concluded that the company's disclosure controls and procedures were "effective" in accordance with Item 307 of Regulation S-K and revise your disclosure in future filings to clarify.

\* \* \* \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant